October 19, 2018

Charles H. Protell
Chief Financial Officer
Golden Entertainment, Inc.
6595 S. Jones Boulevard
Las Vegas, NV 89118

       Re: Golden Entertainment, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Form 8-K furnished August 8, 2018
           File No. 000-24993

Dear Mr. Protell:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

1. We note that your discussion of your results of operations currently discusses the changes in revenue and in certain expense line items. In light of the fact that your Distributed
      Gaming segment, which generates the majority of revenues, has a significantly smaller
      Adjusted EBITDA when compared to revenues, and the fact that your disclosure in Note
      16 indicates that you evaluate each segment's profitability based upon segment Adjusted
      EBITDA, please consider revising your MD&A discussion to include a discussion of this segment profitability measure.
 Charles H. Protell
Golden Entertainment, Inc.
October 19, 2018
Page 2
Non-GAAP Measures, page 36

2. We note that on page 37 you present a reconciliation of the non-GAAP measure Adjusted
         EBITDA to net income. Please revise to begin this reconciliation with the comparable
         GAAP measure, net income. See Item Question 102.10(1)(i)(A) of Regulation S-K and
         the SEC Staff's C&DI on Non-GAAP Financial Measures, updated April 4, 2018. Also, please revise your disclosure in your Form 10-Q reports as applicable. Form 8-K furnished August 8, 2018

Exhibit 99.1
Supplemental Combined Financial Information, page 6

3. We note that the tables disclosed on pages 6 and 7 combine revenue, net income and
         Adjusted EBITDA for the company and the acquired American entity for the three and six months ended June 30, 2017. In light of the fact that these periods were prior to the
         American acquisition, and your combination of amounts excludes any pro forma adjustments, please tell us why you believe that the combined results provide a meaningful comparison for the periods presented, especially considering that they are not indicative of future results without the pro forma adjustments.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameCharles H. Protell                         Sincerely,
Comapany NameGolden Entertainment, Inc.
                                                             Division of
Corporation Finance
October 19, 2018 Page 2                                      Office of
Transportation and Leisure
FirstName LastName